Mail Stop 4561
									September 20, 2005

Mr. John T. Carson
President and Chief Executive Officer
New Media Lottery Services, Inc.
370 Neff Avenue, Suite L
Harrisonburg, VA 22801

      Re:	New Media Lottery Services, Inc.
		Form 10-KSB for Fiscal Year Ended April 30, 2005
		Filed July 29, 2005
		Form 10-QSB for Fiscal Quarter Ended July 31, 2005
		Filed September 14, 2005
		File No. 0-49884

Dear Mr. Carson:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended April 30, 2005

Item 8A - Controls and Procedures, page 21

1. We note your statement that based upon their evaluation, your chief executive officer and chief financial officer "have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are adequately designed to ensure that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.

Item 13 - Exhibits, page 29
2. Please revise the certifications included as exhibits 31.1 and
31.2 to conform to the wording presented in Item 601(b)(31) of Regulation S-B. Refer to Management`s Report on Internal Control over Financial Reporting and Certification of Disclosure in Exchange
Act Periodic Reports, SEC Release No. 33-8392, available on our website at <http://www.sec.gov/rules/final/33-8392.htm> for guidance.
Please make conforming changes to exhibits 31.1 and 31.2 to your Form
10-QSB for the fiscal quarter ended July 31, 2005.

Form 10-QSB for Fiscal Quarter Ended July 31, 2005

Item 3 - Controls and Procedures, page 11

3. We note your statement that "the design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.
Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Item 6 - Exhibits and Reports on Form 8-K, page 13

4. Please revise the certifications included as exhibit 32.1 and
32.2
to reflect the appropriate period ended date.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3428 if you have questions.



								Sincerely,



      Rachel Zablow
      Staff Accountant
Mr. John T. Carson
New Media Lottery Services, Inc.
September 20, 2005
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